

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via E-mail
Jerome Griffith
Chief Executive Officer, President and Director
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re: Tumi Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178466**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the prospectus cover page to clearly state the total dollar amount the company will raise from this offering. In addition, clearly revise disclosure elsewhere in the prospectus, such as the use of proceeds section, to clearly state the amount the company will raise in this offering, not the estimated amount, since the amount is fixed.

Management, page 76

2.   We note that you have removed the information regarding Mr. Duchesne as a director from this section. However, based upon the disclosure on page 78, it appears that Mr. Duchesne is a director of the company and will only resign after the offering. Please explain why you believe disclosure is not required by Item 401 of Regulation S-K for Mr. Duchesne.

Principal and Selling Stockholders, page 98

3.	We note that you have included disclosure that you do not intend to have any excess net proceeds from your offering and to the extent that the number of shares to be sold in the offering results in net proceeds to you in excess of the uses delineated, the number of shares to be sold would be reduced, and the selling shareholders would sell the remaining shares to be offered. We also note your disclosure on page 98 which states that the selling shareholders will sell their shares pro rata to their holdings, but that the amount will not be pro rata once a selling shareholder has sold all of their shares. In order to clarify your disclosure, please revise your table to show the changes in the amounts owned and offered by your selling shareholders as the price of your public offering changes in $0.50 increments from the midpoint of the price range on the cover of your prospectus. In addition, in providing the allocations of the selling shareholders please show allocations taking into account the underwriters' overallotment option.

Description of Capital Stock, page 104

Exclusive Forum, page 106

4.	We note your disclosure within this section that the Delaware Court of Chancery will provide the exclusive forum for several types of shareholder action. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Exhibits

5.	We note you continue to list several "form of" exhibits in your index. Please tell us whether you intend to file final, executed versions of these exhibits prior to effectiveness of the registration statement.

6.	We note the Exhibit 1.1 is missing exhibits, schedules and/or attachments. Please file this exhibit in its entirety. In addition, we note that Schedule 1 to Exhibit 10.8 is missing information. Please revise to file the exhibit in its entirety.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: David J. Goldschmidt
        Skadden, Arps, Slate, Meagher & Flom LLP